

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 25, 2016

Colm Callan
Chief Financial Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

      Re: **WageWorks, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed February 25, 2016
                File No. 01-35232

Dear Mr. Callan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Jennifer Thompson

                          Jennifer Thompson
                          Accounting Branch Chief
                          Office of Consumer Products